FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of April 2004

                                 27th April 2004

                                  NDS GROUP PLC
                           -------------------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F |X|                            Form 40-F |_|


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes |_|                        No |X|


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

NDS Group plc Third Quarter Financial Results;
US and Chinese Pay-TV Operators Select NDS

   LONDON--(BUSINESS WIRE)--April 27, 2004--NDS Group plc
(NASDAQ:NNDS)(Euronext Brussels:NNDS)

    Third Quarter Highlights:

   --  DIRECTV renewed conditional access contract;

   -- Shanghai Cable Network selected NDS VideoGuard(R) conditional access;

   -- Two new digital platforms launched: FOXTEL (Australia) and Galaxy Satellite Broadcasting (Hong Kong);

   -- Thomson SA and STMicroelectronics work with NDS to develop and endorse SVP standard

   --  41 million active digital TV smart cards

   --  Contract signed with Korean cable company, Broadband Solutions
        Inc

   --  NDS secures 5th XTV(TM) customer

   NDS Group plc (NASDAQ / Euronext Brussels: NNDS), a News Corporation company, and the leading provider of technology solutions for digital pay-TV, today announced its preliminary results for the third quarter and nine months ended 31 March 2004.
   Commenting on NDS's performance, Dr Abe Peled, President and Chief Executive Officer, said: "This has been an extremely exciting and important quarter for NDS. We've successfully won back our largest customer DIRECTV. This contract will secure NDS's position as the world's largest provider of conditional access solutions with 41 million active encryption smart cards in homes across the globe. We have invested heavily in ensuring that we have the most secure and flexible solutions and are confident that DIRECTV and its subscribers will see the benefits. We've also secured a new contract in China and are proud of the successful timely launch of FOXTEL's digital TV platform in Australia."
   Rick Medlock, Chief Financial Officer, added: "We are continuing to make significant investments to support our customers and prospects; we are delighted to see that strategy paying off with the win of DIRECTV."

   Key Statistics




                             3 months to   3 months to
                              31 March      31 March
                                2004          2003        % change
----------------------------------------------------------------------
GBP '000
----------------------------------------------------------------------
Revenues                       57,572       64,620           -11%
----------------------------------------------------------------------
Operating Income,
 before amortisation           11,248       12,966           -13%
----------------------------------------------------------------------
Operating Margin %               19.5%        20.0%         -0.5%
----------------------------------------------------------------------
Amortisation                   (4,237)      (2,514)            -
----------------------------------------------------------------------
Operating profit under
 UK GAAP                        7,011       10,452           -33%
----------------------------------------------------------------------
Net Income                      4,430        7,124           -38%
----------------------------------------------------------------------
Diluted EPS                      7.9p        13.2p           -40%
----------------------------------------------------------------------

----------------------------------------------------------------------
$'000
----------------------------------------------------------------------
Revenues                      104,205      116,962           -11%
----------------------------------------------------------------------
Operating Income,
 before amortisation           20,359       23,469           -13%
----------------------------------------------------------------------
Operating Margin %               19.5%        20.0%         -0.5%
----------------------------------------------------------------------
Amortisation                   (7,669)      (4,550)            -
----------------------------------------------------------------------
Operating profit under
 UK GAAP                       12,690       18,919           -33%
----------------------------------------------------------------------
Net Income                      8,018       12,894           -38%
----------------------------------------------------------------------
Diluted EPS                14.3(cents)  23.9(cents)          -40%
----------------------------------------------------------------------

----------------------------------------------------------------------
Subscribers
----------------------------------------------------------------------
Net Subscriber         3.0 million    0.8 million
 Additions
----------------------------------------------------------------------
Subscribers at end of  41.0 million   32.6 million
 period
----------------------------------------------------------------------

                             9 months to   9 months to
                              31 March      31 March
                                2004          2003        % change

----------------------------------------------------------------------
GBP '000
----------------------------------------------------------------------
Revenues                      156,214      184,115           -15%
----------------------------------------------------------------------
Operating
 Income,
 before
 amortisation                  34,649       34,756            -0%
----------------------------------------------------------------------
Operating
 Margin %                       22.2%         18.9%         +3.3%
----------------------------------------------------------------------
Amortisation                  (9,392)       (7,544)
----------------------------------------------------------------------
Operating
 profit under
 UK GAAP                      25,257        27,212            -7%
----------------------------------------------------------------------
Net Income                    17,745        18,876            -6%
----------------------------------------------------------------------
Diluted EPS                     32.0p         34.9p           -8%
----------------------------------------------------------------------

----------------------------------------------------------------------
 $'000
----------------------------------------------------------------------
Revenues                     282,747       333,248           -15%
----------------------------------------------------------------------
Operating
 Income,
 before
 amortisation                 62,714        62,908            -0%
----------------------------------------------------------------------
Operating
 Margin %                       22.2%         18.9%         +3.3%
----------------------------------------------------------------------
Amortisation                 (16,999)      (13,655)            -
----------------------------------------------------------------------
Operating
 profit under
 UK GAAP                      45,715        49,253            -7%
----------------------------------------------------------------------
Net Income                    32,118        34,166            -6%
----------------------------------------------------------------------
Diluted EPS               57.9(cents)   63.2(cents)           -8%
----------------------------------------------------------------------
Subscribers
----------------------------------------------------------------------
Net                        6.6 million  3.6 million
 Subscriber
 Additions
----------------------------------------------------------------------
Subscribers               41.0 million 32.6 million
 at end of
 period
----------------------------------------------------------------------

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.81 = GBP 1.00, the closing rate of exchange on 31 March 2003.

2. The Company has defined operating income before charges for the amortisation of intangible assets acquired as part of a business combination (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after such amortisation represents operating profit determined under accounting practice generally accepted in the UK.

   OPERATIONAL REVIEW

   NDS has continued to benefit from the growth in digital pay-TV penetration around the world and now has 41 million active digital TV smart cards.

   This quarter's developments include:

   -- DIRECTV - the digital multi-channel television service in the United States signed a six year agreement for NDS to provide its VideoGuard(TM) conditional access system and services to support the DIRECTV pay-TV service.

   -- FOXTEL - Australia's leading subscription television provider launched its digital TV service on 14 March, offering consumers more than 130 digital channels and services and a totally new television experience. FOXTEL has adopted NDS's end to end solution capabilities including VideoGuard conditional access system; EPG; StreamServer(TM) broadcasting management; Value@TV(TM) interactive TV solutions; and iVideoGuard.

   -- Galaxy Satellite Broadcasting - provides a digital pay-TV service in Hong Kong. Launched its service in February 2004. NDS has supplied VideoGuard conditional access, middleware, set-top box integration, a customized electronic program guide and two interactive games for the Galaxy service.

   -- Korean cable company, Broadband Solutions - one of the largest digital media centres in Korea and the company at the forefront of digital broadcasting rollout in Korea, has selected key security technology from NDS for its digital and interactive cable TV network expansion.

   -- Mobile DRM solution - NDS launched its mobile DRM solution based on NDS's VideoGuard experience in securing premium television content and data. Acotel Group - a leading provider of multimedia platforms and services to mobile networks and media companies and NDS, jointly launched a service that allows end-users to browse, search, select and download, or have on-line streaming, of music and music-related content using their mobile phone.

   --  Shanghai Cable Network - one of the largest single-city cable
        TV networks in China with over 3.5 million households has selected NDS VideoGuard conditional access for the expansion of digital cable TV services in the Shanghai metropolitan area, initially utilizing NDS simulcrypt with legacy conditional access, developed by NDS Beijing engineers. NDS conditional access has been chosen to offer future flexibility and new business models.

   --  SVP - NDS joined with two companies to develop an SVP
        Standard: STMicroelectronics, the leading supplier of digital set top box chips; Thomson, the worldwide leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries have announced their co-operation with NDS to promote the development of Secure Video Processor (SVP) and to combine it with SmartRight(TM) technology to offer a comprehensive solution for digital content protection, from network operators/broadcasters to final consumer receiver and display devices. The objective of the partners is to promote a standard secure and end-to-end digital content distribution solution for the industry.

   -- XTV - NDS's PVR solution has been selected by another NDS pay-TV platform customer for launch in 2005. This brings the number of platforms committed to use XTV for their PVR solution to five.

   FINANCIAL REVIEW

   The results of the period and the comparison with prior periods are significantly affected by business conducted with DIRECTV. Until 13 August 2003, NDS provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on 13 August 2003 and subsequently NDS received payments under transitional support arrangements. Additionally, NDS received payments in the first and second quarters of FY2004 from DIRECTV for use of NDS technology contained within cards which DIRECTV had procured from a third party.
   In March 2004, NDS and DIRECTV signed a new six-year contract for conditional access services, which was effective from 1 March 2004. Under the new contract, NDS receives monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future. NDS will also, in due course, take on the supply of new smart cards. This transition is expected to be completed by our first quarter of FY05.
   Additionally, the current quarter is the first full quarter which includes the results of the MediaHighway business which we acquired on 16 December 2003.

   Revenues

   Revenues for the quarter were GBP 57.6 million and GBP 156.2 million for the nine-month period year. This is 11% lower and 15% lower, respectively, than the equivalent periods in the previous year.
   Conditional access revenues were GBP 23.7 million for the quarter and GBP 79.9 million for the nine-month period, compared to GBP 41.9 million and GBP 115.1 million, respectively, in the equivalent periods of the prior year. Last year, we shipped substantial volumes of smart cards to DIRECTV for their card changeover. Since the expiration of our old contract with DIRECTV in August 2003, there have been no card sales but we have received revenue from DIRECTV for their use of NDS technology in smart cards which they have purchased from a third party. Conditional access revenues include one month's conditional access services income under the new contract with DIRECTV, which is based on the number of authorised cards and subscribers. Subscriber growth from all platforms has continued to be strong; we ended the period with 41.0 million authorised smart cards containing NDS technology in use, a rise of 3.0 million in the quarter and 6.6 million in the nine-month period. In addition to growth at DIRECTV, there has also been substantial growth at Sky Italia and SkyLife in Korea. It should be noted that the December 2003 number of authorised cards included some estimates, whereas the March 2004 number is based on actual reports from the platform operators; some of the increase in the quarter may therefore include the effect of under-estimates at December.
   Integration, development and support revenues were GBP 8.8 million for the quarter and GBP 25.2 million for the nine-month period, compared to GBP 7.8 million and GBP 26.7 million in the equivalent periods in the prior year. New project revenues in the current period included income from the acceptance of a new digital broadcasting system at FOXTEL in Australia.
   Licence fee and royalty income increased significantly in the period to GBP 13.2 million for the quarter and GBP 22.1 million for the nine-month period, compared to GBP 5.4 million and GBP 15.9 million in the equivalent periods in the previous financial year. There has been a significant increase in the volumes of set-top boxes reported by manufacturers, from platforms such as DIRECTV, Sky Italia and various Asian customers. We also now include royalties from set-top box manufacturers in respect of MediaHighway middleware, arising principally from the Canal+ platform family.
   Revenues from new technologies increased to GBP 11.3 million for the quarter (from GBP 9.0 million in the prior year) and to GBP 26.3 million for the nine-month period (from GBP 23.0 million in the prior year). The increase reflects a slow but steady increase in the number of applications developed by NDS being used on the BSkyB, Latin American and Israeli platforms, increasing revenues from OpenBet and revenues from advanced MediaHighway PVR functionality.
   Reported revenues have been adversely affected by the relative weakness of the US Dollar in the current year compared to the previous year.

   Margins

   Despite the decline in revenues, gross margins were higher, both in absolute and percentage terms, than in the corresponding periods in the previous year. This reflects the fact that in 2003, card sales to DIRECTV were very high and at a discounted price reflecting the size of the order, whereas in 2004, the payments in respect of smart cards from DIRECTV had no associated material cost of sales. From March 2004, we are recording a provision towards the cost of our smart card changeover obligations at DIRECTV. Prior year numbers were also adversely affected by a bad debt charge, part of which was reversed in the current quarter on the partial payment of debts previously written off.

   Operating Expenses and Margins

   The increase in operating expenses is due to additional headcount in many areas of the business, plus the acquisition of MediaHighway. Headcount has risen substantially. At March 2004 we employed just over 1950 staff (including contractors). Excluding the MediaHighway acquisition (which added about 320 employees), we have recruited 170 new employees since June 2003. This has resulted in increased operating expenses, especially in the research and development departments. The rise in headcount has been driven by an increase in the number and complexity of projects on which we are working, many of which have not yet realised revenue and some of which are not yet supported by customer contracts. However we have decided that this investment is fundamental to the positioning of NDS in the market to take full advantage of renewed economic growth generally and the plans of our major customers to further develop their businesses.
   The reported costs in sterling benefited from the weaker US dollar, the currency in which our costs in Israel and the US are incurred.
   After allowing for costs incurred with litigation, operating profit before amortisation of intangible fixed assets acquired as part of a business combination was GBP 11.2 million for the quarter, compared to GBP 13.0 million in the prior year. Operating margin decreased slightly to 19.5% of revenues from 20.0%. For the nine-month period, this measure of profitability remained steady at GBP 34.7 million, with operatng margin rising to 22.2% from 18.9%.

   Amortisation

   The charge for the amortisation of intangible fixed assets acquired as part of a business combination includes amounts relating to the MediaHighway acquisition. Our preliminary assessment is that the assets acquired included approximately GBP 40 million of intangible fixed assets, as shown in Note 3 of the accompanying financial information. We have commissioned, but have not yet received the results of, an independent valuation of the intangible fixed assets acquired; we are also currently in discussion with the vendors concerning the accounts of the MediaHighway business as at completion and are in the process of conducting a post-acquisition review of the business, including the deployment of personnel. Once these matters are finalised, further adjustments to the fair values of assets and liabilities acquired and consideration paid may be necessary, and these may have an impact on the financial statements of future periods.

   Net income

   As a result of the factors outlined above, operating profit as measured under UK GAAP was GBP 7.0 million for the quarter (compared to GBP 10.5 million in the prior year) and GBP 25.3 million for the nine-month period (compared to GBP 27.2 million in the prior year). Interest income was higher in the current year due to higher average cash balances. Our effective tax rate has increased compared with the prior year due to a greater proportion of disallowable amortisation charges. We have also generated tax losses in certain subsidiaries for which no immediate relief is available and for which no deferred tax asset has been recognised at the present time.
   The net profit attributable to shareholders was GBP 4.4 million for the quarter (compared to GBP 7.1 million in the prior year) and GBP 17.8 million for the nine-month period (compared to GBP 18.9 million in the prior year).

   Working capital and cash flow

   Cash generated from operating activities amounted to GBP 7.0 million for the quarter and GBP 36.8 million for the nine-month period. We experienced a net cash outflow for working capital in the period. Part of this is due to funding of the working capital requirement of the MediaHighway business. Additionally, trade receivables in March 2004 increased due to the new DIRECTV contract and increased levels of trading activity towards the end of the quarter.
   We ended the period with cash of GBP 109.3 million.

   About NDS

   NDS Group plc (NASDAQ/ Euronext Brussels: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

   Cautionary Statement Concerning Forward-looking Statements

   The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

   CONFERENCE CALL

   Dr. Abe Peled, President and Chief Executive Officer and Rick
Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 2:00 pm BST (9:00 am
EST) on Tuesday 27 April 2004.




Dial-in

UK Free Dial-in:            0800 953 1444
US Free Dial-in:            1-866-220-1452
Std International Dial-in:  +44 1452 542 300

Replay
(Available until 5 May 2004)

Replay passcode:            1200011#
UK Toll Free Replay:        0800 953 1533
US Toll Free Replay:        1-866-247-4222
Std International Replay:   +44 1452 550 000

An audio replay will also be available on the NDS website www.nds.com from noon UK time on 28 April 2004 onwards.


                            NDS GROUP PLC
             UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                FOR THE THREE MONTHS ENDED 31 MARCH 2004


                                         3 months            3 months
                                           ended              ended
                                         31 March            31 March
                                            2004               2003
                                         GBP '000            GBP '000
Revenues
Conditional access                        23,651              41,872
Integration, development & support         8,816               7,802
Licence fees & royalties                  13,227               5,358
New technologies                          11,270               9,019
Other revenue                                608                 569
                                         --------           --------
Total revenues                            57,572              64,620
                                         --------           --------

Cost of sales
Smart card & changeover provisions        (6,763)            (20,452)
Operations & support                      (6,900)             (4,909)
Royalties                                 (1,694)             (1,497)
Other                                        134                (172)
                                         --------           --------
Total cost of sales                      (15,223)            (27,030)
                                         --------           --------

Gross profit                              42,349              37,590
                                         --------           --------
Gross profit %                              73.6%               58.2%

Operating expenses, excluding
 amortisation of intangible
 fixed assets
Sales & marketing                         (3,705)             (3,500)
Research & development                   (22,683)            (16,178)
General & administration                  (4,089)             (4,733)
Foreign exchange gains (losses)             (624)                839
Exceptional costs of litigation
 (see Note 2)                                  -              (1,052)
                                         --------           --------
Total                                    (31,101)            (24,624)
                                         --------           --------

Operating income before amortisation
 of intangible fixed assets acquired
 as part of a business combination        11,248              12,966
Operating income %                          19.5%               20.0%

Amortisation of intangibles               (4,237)             (2,514)
                                        --------            --------
Operating profit                           7,011              10,452

Net interest income                          960                 858
                                        --------            --------
Profit on ordinary activities
 before tax                                7,971              11,310
Taxation                                  (3,541)             (4,186)
                                        --------            --------
Net profit                                 4,430               7,124
                                        --------            --------
----------------------------------------------------------------------
Earnings per share (see Note 4)
    Basic                                    8.2p               13.2p
    Diluted                                  7.9p               13.2p

    Adjusted - Basic                        15.1p               17.6p
    Adjusted - Diluted                      14.5p               17.6p
----------------------------------------------------------------------

                                NDS GROUP PLC
               UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                   FOR THE NINE MONTHS ENDED 31 MARCH 2004

                                          9 months  9 months    Year
                                             ended     ended    ended
                                          31 March  31 March   30 June
                                             2004      2003     2003
                                          GBP '000  GBP '000  GBP '000
Revenues
Conditional access                          79,938   115,111  144,789
Integration, development & support          25,211    26,718   33,234
Licence fees & royalties                    22,119    15,886   22,254
New technologies                            26,339    23,007   32,451
Other revenue                                2,607     3,393    4,509
                                           --------  -------- --------
Total revenues                             156,214   184,115  237,237
                                           --------  -------- --------

Cost of sales
Smart card & changeover provisions         (15,796)  (54,718) (63,309)
Operations & support                       (19,679)  (15,937) (21,124)
Royalties                                   (3,326)   (3,217)  (4,638)
Other                                       (1,485)   (3,739)  (5,396)
                                           --------  -------- --------
Total cost of sales                        (40,286)  (77,611) (94,467)
                                           --------  -------- --------

Gross profit                               115,928   106,504  142,770
                                           --------  -------- --------
Gross profit %                                74.2%     57.8%    60.2%

Operating expenses, excluding
 amortisation of intangible
 fixed assets
Sales & marketing                          (11,004)  (10,300) (14,208)
Research & development                     (58,194)  (45,768) (61,294)
General & administration                   (12,777)  (13,194) (17,719)
Foreign exchange gains                       1,624       863    1,130
Exceptional costs of
 litigation (see Note 2)                      (928)   (3,349)  (3,809)
Exceptional write-off of investments             -         -     (465)
                                           --------  -------- --------
Total                                      (81,279)  (71,748) (96,365)
                                           --------  -------- --------

Operating income before amortisation
 of intangible fixed assets acquired
 as part of a business combination          34,649    34,756   46,405
Operating income %                            22.2%     18.9%    19.6%

Amortisation of intangibles                 (9,392)   (7,544)  (9,602)
                                           --------  -------- --------
Operating profit                            25,257    27,212   36,803

Share of associate's operating loss              -      (280)    (280)
Net interest income                          3,225     2,065    2,887
                                           --------  -------- --------
Profit on ordinary activities before tax    28,482    28,997   39,410

Taxation                                   (10,737)  (10,121) (13,472)
                                           --------  -------- --------
                                            17,745    18,876   25,938
Equity minority interests                       58        -       102
                                           --------  -------- --------
Net profit                                  17,803    18,876   26,040
                                           --------  -------- --------

----------------------------------------------------------------------
Earnings per share (see Note 4)
    Basic                                    32.9p     35.1p    48.4p
    Diluted                                  32.0p     34.9p    48.0p

    Adjusted - Basic                         48.8p     48.3p    65.2p
    Adjusted - Diluted                       47.5p     48.1p    64.7p
----------------------------------------------------------------------

                                    NDS GROUP PLC
                        UNAUDITED CONSOLIDATED BALANCE SHEET
                                 AS AT 31 MARCH 2004

                                          31 March  31 March  30 June
                                             2004      2003     2003
                                          GBP '000  GBP '000  GBP '000
Fixed assets
Intangible fixed assets                     94,771    69,336   64,049
Tangible fixed assets                       14,158    16,285   14,697
                                          --------  -------- --------
                                           108,929    85,621   78,746
                                          --------  -------- ---------

Current assets
Stocks                                       7,290    20,591    7,617
Deferred tax asset                           4,125     3,491    4,273
Trade debtors and accrued income            50,396    61,230   31,087
Other debtors                               10,457     4,596    5,028
Cash                                       109,250    91,071  121,520
                                         --------- --------- ---------
                                           181,518   180,979  169,525
                                         --------- --------- ---------

Creditors falling due within one year
Customer deposits and deferred income      (17,054)  (21,900) (14,137)
Other current liabilities                  (56,111)  (42,527) (39,944)
                                         --------- --------- ---------
                                           (73,165)  (64,427) (54,081)
                                         --------- --------- ---------

Net current assets                         108,353   116,552  115,444
                                         --------- --------- ---------

Total assets less current liabilities      217,282   202,173  194,190

Creditors falling due after one year        (1,469)   (1,262)  (1,533)

Provisions for liabilities and charges     (13,422)  (18,763)  (6,328)
                                         --------- --------- ---------
                                           202,391   182,148  186,329

Equity minority interests                       -         -       (58)

                                         --------- --------- ---------
Net assets                                 202,391   182,148   186,271
                                         --------- --------- ---------


Equity and capital reserves (see Note 5)
Equity share capital                           340       339      339
Share premium & merger reserve             178,713   177,593  177,593
Profit and loss account                   (151,927) (171,049)(166,926)
Capital contribution                       133,265   133,265  133,265
                                          --------- --------- --------
                                           160,391   140,148  144,271
Non-equity capital                          42,000    42,000   42,000
                                          --------- --------- --------
Total capital employed                     202,391   182,148  186,271
                                          --------- --------- --------


                                 NDS GROUP PLC
          UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
                     FOR THE 9 MONTHS ENDED 31 MARCH 2004

                                           3 months  9 months    Year
                                             ended     ended    ended
                                           31 March  31 March  30 June
                                             2004      2004     2003
                                           GBP '000  GBP '000 GBP '000

Operating profit                             7,011    25,257   36,803

Non-cash operating costs                     6,829    15,639   17,998
Movement in working capital                 (6,871)   (4,073) (10,004)
                                          --------  -------- --------
Net cash inflow from operating activities
                                             6,969    36,823   44,797

Net interest received                          920     2,959    2,922
Tax paid                                    (1,241)   (9,811) (14,591)
Capital expenditure                         (2,201)   (4,485)  (5,175)
Acquisitions and disposals                     (95)  (37,534)  (3,189)
                                          --------  --------  --------
Cash generated (used)                        4,352   (12,048)  24,764

Proceeds from issue of shares                  621     1,121        -
Loan and equity finance provided
 by minority interests                           -        24      526
                                          --------  -------- --------
Increase (decrease) in cash balances         4,973   (10,903)  25,290

Cash, beginning of period                  104,784   121,520   98,502
Foreign exchange translation
 differences                                  (507)   (1,367)  (2,272)
                                          --------  -------- --------
Cash, end of period                        109,250   109,250  121,520
                                          --------  -------- --------



   NOTES

1. Basis of preparation and presentation

   These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2003 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2003 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results should be read in conjunction with the audited consolidated financial statements as of 30 June 2003.

2. Litigation

   On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the EchoStar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it was not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney's office for the Central District of California. On 3 February 2004, the U.S. Attorney's office notified NDS that it had completed its investigation and concluded that, based on information and evidence gathered, the claims against NDS did not warrant further investigation or action.
   On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. EchoStar filed a second amended complaint. NDS intends vigorously to defend the action, and filed a motion to dismiss the second amended complaint on 31 March 2004.
   On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS intends vigorously to defend the action, and filed a motion to dismiss the second amended complaint on 31 March 2004.
   For periods up to 31 December 2003, the costs of dealing with these matters (and with the DIRECTV litigation which ceased in December 2003) were expensed as incurred and shown as an exceptional item. Costs incurred from 1 January 2004 have been treated as part of regular general and administrative expenses.

3. MediaHighway acquisition

   On 16 December 2003, NDS acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of EUR 60 million in cash. Based on an initial assessment of the fair value of the acquired business, the following assets and liabilities were recognised in the consolidated balance sheet as at acquisition:



                                                        GBP '000

Intangible fixed assets, including goodwill              40,437
Tangible fixed assets                                     2,049
Stock                                                        30
Debtors and prepayments                                   6,067
Cash                                                      5,882
Current liabilities                                     (11,433)
                                                        --------
Initial assessment of fair value of
 acquired business                                       43,032
                                                        --------

Consideration, including costs, settled in cash          43,032
                                                        --------



   Further adjustments to the initial assessment of the fair values of assets and liabilities acquired and the consideration payable may be made in future periods, following completion of a formal valuation of the acquired business and agreement with the vendors on the final completion accounts.

4. Earnings per share

   Earnings per share is calculated on the basis of the net profit for each period. The weighted average number of shares and the weighted average number of potential shares in issue for each period have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:




 Period                                          Weighted    Weighted
                                                  average     average
                                                 shares in   number of
                                                   issue     potential
                                                               shares

 3 months ended 31 March 2004                   54,129,120  56,380,779
 3 months ended 31 March 2003                   53,984,681  54,020,913

 9 months ended 31 March 2004                   54,064,859  55,564,929
 9 months ended 31 March 2003                   53,813,451  54,009,093

 Year ended 30 June 2003                        53,856,141  54,267,114
                                                ----------------------



   In addition to earnings per share calculated on the basis of net income, figures are also presented for earnings per share adjusted to exclude effect of amortisation charges on intangible fixed assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:



                                                  3 months   3 months
                                                    ended      ended
                                                  31 March   31 March
                                                     2004      2003
                                                  GBP '000   GBP '000

 Net profit                                         4,430      7,124

 Add back:    Amortisation of intangibles           4,237      2,514
 Less:        Tax effect of the above                (471)      (144)
                                                    ------    -------
 Adjusted net profit                                8,196      9,494
                                                    ------    -------

                                           9 months  9 months    Year
                                             ended    ended     ended
                                           31 March  31 March  30 June
                                            2004      2003      2003
                                          GBP '000  GBP '000  GBP '000

 Net profit                                17,803    18,876    26,040

 Add back:    Amortisation of intangibles   9,392     7,544     9,602
 Less:        Tax effect of the above        (792)     (423)     (527)

                                           ---------------------------
 Adjusted net profit                       26,403    25,997    35,115
                                           ---------------------------



5. Share capital and reserves

   Movements on consolidated capital and reserves and reconciliation of movements in shareholders' funds for the nine months ended 31 March 2004 are as follows:




                                                   Share
                                        Equity    premium  Non-equity
                                         share   & merger     share
                                        capital   reserve    capital
                                   -----------------------------------
                                       GBP '000   GBP '000  GBP '000

  As at 30 June 2003                      339     177,593    42,000
  Profit for the period                     -           -         -
  Shares issued                             1       1,120         -
  Share options                             -           -         -
  Foreign exchange
   movement                                 -           -         -
                                   -----------------------------------
  As at 31 March 2004                     340     178,713    42,000
                                   -----------------------------------



                                                Profit       Total
                                      Capital   and loss Shareholders'
                                   contribution account     funds
                                   -----------------------------------
                                      GBP '000   GBP '000  GBP '000



 As at 30 June 2003                    133,265   (166,926)  186,271
 Profit for the period                       -     17,803    17,803
 Shares issued                               -          -     1,121
 Share options                               -        (32)      (32)
 Foreign exchange
  movement                                   -     (2,772)   (2,772)
                                      --------------------------------
 As at 31 March 2004                   133,265   (151,927)  202,391
                                      --------------------------------



   During the nine months ended 31 March 2004, 187,244 Series A ordinary shares were issued on exercise of employee share options for cash consideration of GBP 1,121,000. As at 31 March 2004, there were 12,170,925 Series A ordinary shares in issue and 42,001,000 Series B ordinary shares in issue, a total of 54,171,925 ordinary shares.

    CONTACT: NDS Group plc
             Margot Field (Media), +44 (0) 208 476 8158
             Email: ir@nds.com
             or
             Shared Value
             Alex Dee, +44 (0) 207 321 5010
             or
             Breakaway Communications US
             Kelly Fitzgerald, +1 212-590-2555

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NDS Group plc

Date:    27th April 2004
                                              By:    /s/ CRK Medlock
                                                     ---------------
                                                     CRK Medlock
                                                     Chief Financial Officer


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